Exhibit 99.1

PRESS RELEASE

VCI GLOBAL ANNOUNCES 44% REVENUE GROWTH IN ITS FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2024; ANNOUNCES US$10 MILLION SHARE REPURCHASE PROGRAM OVER 2 YEARS

August 19, 2024 | Globe Newswire

KUALA LUMPUR, Malaysia, August 19, 2024 – VCI Global Limited (NASDAQ: VCIG) (Frankfurt: H0T) (“VCI Global,” “VCIG,” or the “Company”) a diversified holding company specializing in consulting, fintech, artificial intelligence (AI), robotics and cybersecurity, is proud to announce its unaudited financial results for the six months ended June 30, 2024 (the “Interim Results”) (the “Financial Results”).

Financial Highlights

●	VCI Global achieved an impressive total revenue of $13.7 million for the six months ended June 30, 2024, marking a 44% YoY growth.

●	Gross profit experienced a substantial YoY growth of 57%, reaching $12.9 million for the six months ended June 30, 2024.

●	Net income surged to $5.4 million for the six months ended June 30, 2024, reflecting a remarkable growth of 25%.

●	VCIG’s business strategy consultancy revenue experienced a remarkable 151% YoY surge, reaching $11.2 million for the six months ended June 30, 2024.

●	VCIG’s fintech segment revenue experienced an impressive 183% YoY growth, reaching $0.7 million for the six months ended June 30, 2024.

Authorization of a Share Repurchase Program

VCIG’s Board of Directors has authorized the implementation of a share repurchase program for up to US$10 million of the Company’s outstanding ordinary shares over the next two years (the “Repurchase Program”). Under the Repurchase Program, VCIG may repurchase for cash, from time to time, its ordinary shares through open market purchases pursuant to a Rule 10b-18 plan, in compliance with applicable securities laws and other legal requirements.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, through negotiated transactions off the market, in block trades, or through other legally permissible means. The timing and extent of any repurchases will be influenced by market conditions, the trading price of its ordinary share, and other factors. These repurchases will also adhere to restrictions relating to volume, price, and timing under applicable law. VCI Global expects to implement this Repurchase Program in a manner consistent with market conditions and the interests of the Company’s shareholders. VCIG’s Board of Directors will review the Repurchase Program periodically and may authorize adjustments to its terms and size accordingly.

“Our outstanding performance for the six months ended 2024 is a testament to the exceptional efforts and dedication of our team. We have successfully advanced our strategic initiatives and strengthened our position in the market. Looking ahead, we remain committed to leveraging our expertise to drive continued growth and deliver unparalleled value to our clients. Our focus remains on innovation and excellence, and we are excited about the opportunities that lie ahead as we build on this momentum for future success,” said Dato’ Victor Hoo, Group Executive Chairman and Chief Executive Officer of VCI Global.

Financial Results

Revenue was $13.7 million for the six months ended June 30, 2024, representing a 44% YoY increase from $9.5 million for the six months ended June 30, 2023. This increase in revenue was primarily attributable to our ability to offer market-leading services that add value to clients through our business strategy consultancy service offerings and solutions.

●	VCIG’s revenue generated from business strategy consultancy segment increased by 151% to $11.2 million for the six months ended June 30, 2024, compared to $4.5 million for the six months ended June 30, 2023. The gross profit margin of the business strategy consultancy revenue was 93% for the six months ended June 30, 2024, compared to 73% for the six months ended June 30, 2023.

●	The Company’s revenue generated from fintech segment increased by 183% to $0.7 million for the six months ended June 30, 2024, compared to $0.2 million for the six months ended June 30, 2023.

	For the Six Months Ended June 30
	2024	2023	Change
	USD	USD	%
Business strategy consultancy fee	11,160,748	4,453,647	150.6%
Technology development, solutions and consultancy	1,748,959	4,227,387	(58.6)%
Interest income	677,086	239,645	182.5%
Others	139,908	604,631	(76.9)%
Total revenue	13,726,701	9,525,310	44.1%

Other Income for the six months ended June 30, 2024, was $104 thousand, reflecting a decrease of 54% compared to $226 thousand for the six months ended June 30, 2023.

EBITDA reached $5.7 million for the six months ended June 30, 2024, reflecting a 41% margin on revenue and a notable increase of 26%, compared to $4.5 million for the six months ended June 30, 2023. This surge was primarily driven by a rise in operating income.

Net Income amounted to $5.4 million for the six months ended June 30, 2024, reflecting a 39% margin on revenue and a significant 25% increase from $4.3 million for the six months ended June 30, 2023.

Cost of Services was $844 thousand for the six months ended June 30, 2024, representing a significant decrease of 35% from $1.3 million for the six months ended June 30, 2023.

●	Consultant fee costs significantly decreased by $481 thousand, or 40%, to $735 thousand for the six months ended June 30, 2024. These costs represent the expenses incurred by the Company for assisting its clients in engaging all the relevant professionals required during the listing process, including but not limited to legal counsel, auditors, financial consultants, and U.S. capital markets consultants. Such consultant fee payments are included and treated as part of our consultation services for clients during the IPO process.

●	IT expenses amounted to $9 thousand for the six months ended June 30, 2024, reflecting a significant decrease of 77% compared to $39 thousand for the six months ended June 30, 2023. The gross profit margin of the technology development, solutions and consultancy revenue was 99.5% for the six months ended June 30, 2024.

●	Training costs amounted to $10 thousand for the six months ended June 30, 2024, reflecting a 76% decrease compared to $41 thousand for the six months ended June 30, 2023.

●	Other cost of services amounted to $90 thousand for the six months ended June 30, 2024.

	For the Six Months Ended June 30
	2024	2023	Change
	USD	USD	%
Consultant fee	734,589	1,216,000	(39.6)%
IT expenses	8,904	38,705	(77.0)%
Training costs	10,098	41,217	(75.5)%
Other	90,461	-	100.0%
Total	844,052	1,295,922	(34.9)%

Depreciation expenses amounted to $108 thousand for the six months ended June 30, 2024, reflecting an 84% increase from $59 thousand for the six months ended June 30, 2023. The increase was primarily due to acquisition of additional assets, such as new computers and accessories purchased for our newly joined employees during the first half of 2024.

Directors’ fees amounted to $2.3 million for the six months ended June 30, 2024, representing a 94% growth, compared to $1.2 million for the six months ended June 30, 2023. This increase was due to the rise in directors’ fees effective from January 2024. Additionally, in the prior period, the Company only began paying directors’ fees to the Board of Directors starting from April 2023, upon the Company’s listing on Nasdaq.

Operating Income increased to $5.6 million for the six months ended June 30, 2024, reflecting a remarkable increase of 26% compared to $4.4 million for the six months ended June 30, 2023.

As a result, profit for the period was $5.4 million for the six months ended June 30, 2024, marking a strong 25% increase compared to $4.3 million for the six months ended June 30, 2023.

Cash Position and Capital Allocation

Net cash used in operating activities was $4.1 million for the six months ended June 30, 2024, a slight increase of $0.5 million, from $3.7 million for the six months ended June 30, 2023. This figure consists of our profit before tax of $5.6 million and was adjusted for non-cash items, including $1.3 million for share-based payment for director fee, and the changes in operating assets and liabilities were $11.4 million of increase in trade and other receivables and $348 thousand of increase in trade and other payables.

Net cash used in investing activities was $4.6 million for the first six months ended June 30, 2024, significantly increase as compared to $2.8 million generated from the six months ended June 30, 2023. Cash used in or generated from investing activities was mainly due to a $5.7 million investment in Fintech Scion Limited as part of our professional fees and $1.9 million from the disposal of our shares in YY Group Holding Limited.

Net cash generated from financing activities amounted to $8.6 million for the six months ended June 30, 2024, representing an increase of $5.2 million from $3.3 million for the six months ended June 30, 2023. This increase was mainly due to $8.8 million in proceeds from the At-The-Market Offering (ATM), private placements, warrant exercises, and follow-on public offerings.

Cash and cash equivalents amounted to $1.2 million for the six months ended June 30, 2024, representing a decrease of 62%, compared to $3.3 million for the six months ended June 30, 2023. The Company believes this amount, along with planned actions, will be sufficient to fund operations for at least the next 12 months. To improve liquidity, the Company plans to enhance the collection of outstanding receivables totaling $30.1 million as of June 30, 2024, and reduce general and administrative expenses.

About VCI Global Limited

VCI Global is a diversified holding company. Through its subsidiaries, it focuses on consulting, fintech, AI, robotics, and cybersecurity. Based in Kuala Lumpur, Malaysia, our main operations are centered in Asia, with significant visibility across Asia Pacific, the United States, Europe, and the Middle East. VCIG primarily offers consulting services in capital markets, real estate, AI, and technology. In technology businesses, the Company operates a proprietary financing platform that serves companies and individuals, as well as a secured messaging platform serving governments and organizations. We also invest, incubate, accelerate, and commercialize businesses and technologies in AI and robotics.

For more information on the Company, please log on to https://v-capital.co/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that are subject to various risks and uncertainties. Such statements include statements regarding the Company’s ability to grow its business and other statements that are not historical facts, including statements which may be accompanied by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, activities of regulators, future regulations, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Therefore, you should not rely on any of these forward-looking statements. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the Company’s ability to achieve profitable operations, customer acceptance of new products, the effects of the spread of coronavirus (COVID-19) and future measures taken by authorities in the countries wherein the Company has supply chain partners, the demand for the Company’s products and the Company’s customers’ economic condition, the impact of competitive products and pricing, successfully managing and, general economic conditions and other risk factors detailed in the “Risk Factors” section of the Annual Report on 20-F of the Company for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission (“SEC”) on April 30, 2024, and its subsequent SEC filings. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake any responsibility to update the forward-looking statements in this release, except in accordance with applicable law.

CONTACT INFORMATION:

For media queries, please contact:

VCI Global Limited

enquiries@v-capital.co

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Financial Tables

VCI Global Limited and Its Subsidiaries

Interim Condensed Consolidated Statements of Financial Position

	As of June 30, 2024 (Unaudited)	As of December 31, 2023 (Audited)
	USD	USD
ASSETS

Non-current assets
Financial assets measured at fair value through other comprehensive income	9,407,260	8,360,497
Financial assets measured at fair value through profit and loss	15,814	15,861
Property and equipment	798,309	696,865
Right-of-use of assets	184,790	262,337
Intangible assets	1,661,734	1,024,316
Loan receivables	8,318,386	4,619,070
Deferred tax assets	72,002	74,009
Total non-current assets	20,458,295	15,052,955

Current assets
Trade and other receivables	30,105,568	6,308,063
Loan receivables	4,990,001	3,350,889
Cash and bank balances	1,244,958	1,010,455
Income tax asset	-	-
Total current assets	36,340,527	10,669,407

Total assets	56,798,822	25,722,362

LIABILITIES AND EQUITY

Current liabilities
Trade and other payables	4,457,488	4,223,722
Warrant liabilities	1,614,286	428,025
Lease liabilities	135,395	154,788
Bank and other borrowings	150,031	147,577
Income tax payable	149,701	54,739
Total current liabilities	6,506,901	5,008,851

Non-current liabilities
Lease liabilities	56,250	118,749
Bank and other borrowings	36,132	53,455
Amount due to related parties	-	283,346
Total non-current liabilities	92,382	455,550

Total liabilities	6,599,283	5,464,401

VCI Global Limited and Its Subsidiaries

Interim Condensed Consolidated Statements of Financial Position (Unaudited)

	As of June 30, 2024 (Unaudited)	As of December 31, 2023 (Audited)
	USD	USD
Capital and reserves
Share capital	36,374,551	9,589,508
Capital reserve	1,384,838	1,423,433
Fair value reserve	(1,132,440)	365,389
Translation reserve	1,163,566	587,526
Retained earnings	13,674,424	9,183,823
Attributable to equity owners of the Company	51,464,939	21,149,679
Non-controlling interests	(1,265,400)	(891,718)
Total equity	50,199,539	20,257,961
Total equity and liabilities	56,798,822	25,722,362

VCI Global Limited and Its Subsidiaries

Interim Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2023
	USD	USD
Revenue	13,033,862	9,525,310
Revenue – related party	692,839	-
Total revenue	13,726,701	9,525,310
Other income	104,172	225,992
Cost of services	(844,052)	(1,295,922)
Depreciation	(108,235)	(58,790)
Directors’ fees	(2,262,483)	(1,164,477)
Employee benefits expenses	(1,633,475)	(1,664,608)
Impairment allowance on trade receivables	(78,110)	-
Rental expenses	(57,059)	(32,124)
Legal and professional fees	(748,571)	(315,736)
Finance cost	(6,102)	(3,401)
Other operating expenses	(2,530,143)	(785,912)
Profit before income tax	5,562,643	4,430,332
Income tax expense	(175,189)	(134,138)
Profit for the period	5,387,454	4,296,194
Other comprehensive income/(loss):
Currency translation arising from consolidation	-	272,678
Fair value adjustment on financial assets measured at fair value through other comprehensive income	(1,173,700)	-
Transfer upon disposal of equity instruments	(1,487,922)	-
Total comprehensive income for the period	2,725,832	4,568,872

Profit attributable to:
Equity owners of the Company	5,916,519	4,542,382
Non-controlling interests	(529,065)	(246,188)
Total	5,387,454	4,296,194

Total comprehensive income attributable to:
Equity owners of the Company	3,254,897	4,815,060
Non-controlling interests	(529,065)	(246,188)
Total	2,725,832	4,568,872

VCI Global Limited and Its Subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2023
	USD	USD
Operating activities
Profit before income tax	5,562,643	4,430,332
Adjustments for:
Impairment allowance of trade receivables	78,110	-
Reversal on impairment allowance of trade receivable	(13,649)	-
Bad debt written-off	189	-
Unrealised foreign exchange (gain)/loss	(20,182)	172,498
Depreciation of property and equipment	37,802	24,792
Depreciation of ROU	70,433	33,998
Share based payment – Director fees	1,265,377	-
Gain on disposal of investment	-	(167,167)
Interest expense	6,102	3,401
Interest income	(799)	(202)
Operating cash flow before movement in working capital	6,986,026	4,497,652
Trade and other receivables	(5,758,606)	(8,615,611)
Loan receivables	(5,632,631)	-
Trade and other payables	348,285	546,538
Cash used in operations	(4,056,926)	(3,571,421)
Interest received	-	-
Income tax paid	(78,742)	(109,073)
Net cash used in operating activities	(4,135,668)	(3,680,494)

Investing activities
Purchase of property and equipment	(158,289)	(138,375)
Purchase of intangible assets	(665,191)	-
Interest received	799	202
Acquisition of financial assets measured at fair value through other comprehensive income	(5,700,000)	-
Proceeds from disposal of financial assets measured at fair value through other comprehensive income	1,910,350	2,913,530
Net cash (used in)/ generated from investing activities	(4,612,331)	2,775,357

Financing activities
Proceeds from issuance of share capital	6,471,433	-
Proceeds from initial public offering, net of issuance costs	-	3,739,990
Proceeds from following public offering, net of issuance costs	2,314,050	-
Interest paid	(6,102)	(3,401)
Repayment of other borrowings	(16,433)	(21,665)
Advance to related parties	(275,663)	(336,113)
Repayment of operating lease	(67,461)	(34,142)
Contribution from non-controlling interest	131,206	-
Net cash generated from financing activities	8,551,030	3,344,669

VCI Global Limited and Its Subsidiaries

Interim Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended June 30, 2024	Six months ended June 30, 2023
	USD	USD
Net (decrease)/ increase in cash and cash equivalents	(196,969)	2,439,532
Effect of foreign exchange	431,472	(11,702)
Cash and bank balances at beginning of the period	1,010,455	856,058
Cash and bank balances at end of the period	1,244,958	3,283,888